SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Amendment No. 1 to

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James J. Clark, Esq. Stuart G. Downing, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby (Bermuda) Limited Canon’s Court 22 Victoria Street PO Box HM 1179 Hamilton HM 12 EX, Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$6,440 **

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 5,000,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $10.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014 issued by the Securities and Exchange Commission, equals $128.80 per million of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,440 Form or Registration No.: Schedule TO-I	Filing Party: Global Sources Ltd. Date Filed: April 30, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]           third-party tender offer subject to Rule 14d-1.
[X]           issuer tender offer subject to Rule 13e-4.
[   ]           going-private transaction subject to Rule 13e-3.
[   ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 30, 2014 (the “Schedule TO”) by Global Sources Ltd., a Bermuda company (the “Company”). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by the Company to purchase for cash up to 5,000,000 of its issued and outstanding common shares, par value $0.01 per share (the “Shares”), at a price of $10.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2014 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and the accompanying Letter of Transmittal, dated April 30, 2014, previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 1 is being filed with the SEC to correct certain information set forth in Section 1 of the Offer to Purchase.

Amendment to the Offer to Purchase

The Offer to Purchase and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The eleventh paragraph of Section 1. Number of Shares; “Odd Lots”; and Proration, on page 8 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

“To qualify for this preference, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 Shares or more, even if these holders have separate accounts or certificates representing fewer than 100 Shares.  By tendering in the Offer, an Odd Lot Holder who holds Shares in its name and tenders its Shares directly to the depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s Shares.  Any Odd Lot Holder wishing to tender all of its Shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL SOURCES LTD. By: /s/ Connie Lai Name: Connie Lai Title: Chief Financial Officer

Dated: May 2, 2014